Mail Stop 6010

September 18, 2007

Noah Berkowitz, M.D., Ph.D.
President and Chief Executive Officer
Synvista Therapeutics, Inc.
221 West Grand Avenue, Suite 200
Montvale, NJ 07645

Re: Synvista Therapeutics, Inc.
**   Registration Statement on Form S-3**
**   File Number 333-145935**

Dear Dr. Berkowitz:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

Form S-3

1. We note your Form S-3 is registering common stock underlying warrants to exercise Series B preferred shares that are convertible into shares of common stock. However, based on your disclosure it does not appear registration of the common stock underlying the warrants is appropriate because the Series B preferred shares that may be acquired upon exercise of the warrants are not yet issued and outstanding. In that regard, you should remove the common stock underlying the warrants from your registration statement or provide us with a detailed analysis explaining why you believe registration of the common stock underlying the warrants is permissible.

2. In an appropriate place in your document, please provide descriptions of the private placement transactions pursuant to which you sold securities to the shareholders listed in the Form S-3. Your disclosure should include descriptions of the Series B preferred shares and warrants as well as the terms under which such securities are convertible and exercisable, respectively.

Confidential Treatment Request

3. We will be monitoring your registration statement for resolution of your pending confidential treatment request. All comments will need to be fully resolved before we take final action on the registration statement.

*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Megan N. Gates, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111